As filed with the Securities and Exchange Commission on September 30, 2020

Securities Act Registration No. 333-239142

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

Goldman Sachs MLP and Energy Renaissance Fund

(Exact name of Registrant as specified in Charter)

200 West Street

New York, New York 10282

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: 212-902-1000

Caroline L. Kraus, Esq.

Goldman Sachs Asset Management, L.P.

200 West Street

New York, New York 10282

COPIES TO:

Stephen H. Bier, Esq.

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”).

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file an opinion of counsel as to tax matters in connection with the reorganization of Goldman Sachs MLP Income Opportunities Fund with and into the Registrant, as required by Item 16(12) of Form N-14.

Parts A and B are incorporated herein by reference to the definitive Joint Proxy Statement/Prospectus and the definitive Statement of Additional Information filed pursuant to Rule 497 under the Securities Act on July 31, 2020 (Accession No. 0001193125-20-206505).

PART C

OTHER INFORMATION

Part C of this Registration Statement should be read in conjunction with Parts A and B. Capitalized terms used in this Part C and not otherwise defined have the meanings given them in Parts A and B of this Registration Statement.

Item 15. Indemnification

Section 7.5 of Article VII of the Declaration of Trust of Goldman Sachs MLP and Energy Renaissance Fund, a Delaware statutory trust, provides for indemnification of the Trustees, officers and agents of the Trust, subject to certain limitations. The Declaration of Trust is incorporated by reference to Exhibit (1).

Fund and trustees and officers liability policies purchased jointly by the Registrant, Goldman Sachs Credit Income Fund, Goldman Sachs Real Estate Diversified Income Fund, Goldman Sachs ETF Trust and Goldman Sachs MLP Income Opportunities Fund insure such persons and their respective trustees, partners, officers and employees, subject to the policies’ coverage limits and exclusions and varying deductibles, against loss resulting from claims by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1)	(a) Certificate of Trust dated July 7, 2014 (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-197328, filed July 9, 2014).

(b) Certificate of Amendment to the Certificate of Trust dated August 14, 2014 (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s initial registration statement, SEC File No. 333-197328, filed August 26, 2014).

(c) Declaration of Trust dated August 14, 2014 (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s initial registration statement, SEC File No. 333-197328, filed on August 26, 2014).

(2)	Amended and Restated By-Laws dated June 9, 2020 (incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-239142, filed on June 12, 2020).

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is included in Part A to the Registration Statement on Form N-14.

(5)	Reference is made to the Declaration of Trust (incorporated by reference from Exhibit 1(c) herein) and the Amended and Restated By-laws (incorporated by reference from Exhibit 2 herein).

(6)	Form of Management Agreement between the Registrant and Goldman Sachs Asset Management, L.P. (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s initial registration statement, SEC File No. 333-197328, filed on August 26, 2014).

(7)	Not applicable.

(8)	Not applicable.

(9)	Letter Amendment to the Custodian Contract dated July 15, 1991 between Goldman Sachs Trust, Goldman Sachs Trust II, Goldman Sachs MLP Income Opportunities Fund, Goldman Sachs Cayman Commodity-FIMS Fund Ltd., and the Goldman Sachs Cayman Commodity TTIF Fund Ltd. and State Street Bank and Trust Company (adding the Registrant) (incorporated by reference from Post-Effective Amendment No. 1 to the Registrant’s initial registration statement, SEC File No. 333-197328, filed August 26, 2014).

(10)	Not applicable.

(11)	Opinion and Consent of Dechert LLP (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, SEC File No. 333-239142, filed on July 28, 2020).

(12)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Joint Proxy Statement/Prospectus (filed herewith).

(13)	(a) Transfer Agency and Service Agreement between each of the Registrant and Computershare Trust Company, N.A. (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s initial registration statement, SEC File No. 333-197328, filed on August 26, 2014).

(b) Enhanced Accounting Services Agreement between the Registrant and State Street Bank and Trust Company (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s initial registration statement, SEC File No. 333-197328, filed on August 26, 2014).

(14)	Consent of Independent Registered Public Accounting Firm for the Registrant (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, SEC File No. 333-239142, filed on July 28, 2020).

(15)	Not applicable.

(16)	Powers of Attorney for James A. McNamara, Joseph F. DiMaria, Caroline Dorsa, Linda A. Lang, Michael Latham and Lawrence W. Stranghoener (incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-239142, filed on June 12, 2020).

(17)	(a) Form of Proxy Card for the Registrant (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, SEC File No. 333-239142, filed on July 28, 2020).

(b) Form of Proxy Card for the Acquired Fund (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement, SEC File No. 333-239142, filed on July 28, 2020).

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, [17 CFR 230.145c] the reoffering prospectus will contain information called for by the applicable Exchange registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 to its Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on this 30th day of September, 2020.

GOLDMAN SACHS MLP AND ENERGY RENAISSANCE FUND
(A Delaware statutory trust)

By:	/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to said Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

[1]James A. McNamara	President (Chief Executive Officer) and Trustee	September 30, 2020
James A. McNamara

[1]Joseph F. DiMaria	Treasurer, Principal Financial Officer and Principal Accounting Officer	September 30, 2020
Joseph F. DiMaria

[1]Caroline Dorsa	Trustee	September 30, 2020
Caroline Dorsa

[1]Linda A. Lang	Trustee	September 30, 2020
Linda A. Lang

[1]Michael Latham	Trustee	September 30, 2020
Michael Latham

[1]Lawrence W. Stranghoener	Chairman and Trustee	September 30, 2020
Lawrence W. Stranghoener

By:	/s/ Caroline L. Kraus
Caroline L. Kraus,
Attorney-In-Fact

[1]	Pursuant to powers of attorney previously filed.

CERTIFICATE

The undersigned Secretary for Goldman Sachs MLP and Energy Renaissance Fund (the “Trust”) hereby certifies that the Board of Trustees of the Trust duly adopted the following resolution at a meeting of the Board held on June 8-9, 2020.

RESOLVED, that Trustees and officers of the Goldman Sachs MLP Income Opportunities Fund and Goldman Sachs MLP and Energy Renaissance Fund (the “Funds”) who may be required to sign the Funds’ filings on Form N-14 and any and all amendments thereto be, and each hereby is, authorized to execute a power of attorney appointing Caroline L. Kraus, Joseph F. DiMaria, James A. McNamara and Robert Griffith, jointly and severally, as their attorneys-in-fact, each with power of substitution, for said Trustees and officers in any and all capacities to sign the Funds’ filings on Form N-14 for each Fund and any and all amendments to such filings on Form N-14, and to file the same, with exhibits thereto, if any, and other documents in connection therewith, with the SEC and with other federal, state, foreign and quasi-governmental agencies and such other instruments related to compliance with certain of the federal securities laws and other applicable federal, state, foreign and quasi-governmental filings, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue thereof.

Date: September 30, 2020

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary

EXHIBITS

(12)	Opinion of Dechert LLP supporting the tax matters and consequences to shareholders discussed in the Joint Proxy Statement/Prospectus